SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 11-K


(Mark One)

[X]             Annual Report pursuant to Section 15(3) of the
                Securities Exchange Act of 1934

For the fiscal year ended December 31, 2001

                                       OR

[_]      Transition report pursuant to Section 15(d) of the Securities Exchange
Act of 1934 For the transition period from _______________ to _______________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                  Mestek, Inc.
                             Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executed office:

                                  Mestek, Inc.
                              260 North Elm Street
                         Westfield, Massachusetts 01085


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REQUIRED INFORMATION
                                                                          Page
A.  Financial Statements and Schedules                                    ----

         Independent Auditors' Report                                       3

         Statements of Net Assets Available for Plan
           Benefits as of December 31, 2001 and 2000                        4

         Statements of Changes in Net Assets Available for
           Plan Benefits for the Years Ended December 31, 2001 and 2000     5

         Notes to Financial Statements                                     6-14



                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                  MESTEK, INC.
                                  RETIREMENT SAVINGS PLAN


Date:  June 28, 2002             /s/:  Jack E. Nelson
                                       Jack E. Nelson
                                       Vice President-Human Resources


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MESTEK, INC. RETIREMENT SAVINGS PLAN
Table of Contents
December 31, 2001 and 2000


                                                                        Page

Report of Independent Certified Public Accountants                        3

Financial Statements

Statements of Net Assets Available for Benefits                           4

Statement of Changes in Net Assets Available for Benefits                 5

Notes to Financial Statements                                             6

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets Held for Investment
  Purposes at End of Year                                                14

               Report of Independent Certified Public Accountants


Plan Administrator
Mestek, Inc. Retirement Savings Plan


        We have audited the accompanying statements of net assets available for benefits of Mestek, Inc. Retirement Savings Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above, present fairly, in all material respects, the net assets available for benefits of Mestek, Inc. Retirement Savings Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

        Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes as of December 31, 2001, is presented for additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                    /s/ Grant Thornton LLP


Boston, Massachusetts
May 31, 2002


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MESTEK, INC. RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2001 and 2000


                                                        2001            2000
                                                       ------          ------
ASSETS
  Investments:
    At fair value - (note B)
      MassMutual Pooled Separate Accounts
        Core equity fund                            $1,150,781      $1,401,104
        Small company fund                             722,340         266,090
        Balanced fund                                  352,387         237,038
        Intermediate bond fund                         504,022         149,185
        Indexed equity fund                          1,647,746         386,045
        Growth equity fund                             154,360          56,069
        International equity fund                      301,183          28,425
        Medium company growth equity fund            1,072,246          78,057
        Mestek stock fund                               25,289           6,494
    Notes receivable from participants                 642,174         524,591
                                                     ---------       ---------
                                                     6,572,528       3,133,098

    At contract value - (notes B and F)
      MassMutual Life Insurance Company
        Investment contract fund                     6,648,030       4,989,934
                                                    ----------      ----------
          Total investments                         13,220,558       8,123,032

  Receivables:
    Participants' contributions                         97,730          81,050
    Employer's contributions                            35,139          28,440
                                                     ---------       ---------
          Total receivables                            132,869         109,490

          NET ASSETS AVAILABLE FOR BENEFITS        $13,353,427      $8,232,522
                                                   ===========      ==========

MESTEK, INC. RETIREMENT SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits For the year ended December 31, 2001


Additions
  Additions to net assets attributed to:
    Contributions:
      Participant                                       $     963,857
      Employer                                                339,015
      Rollover                                              4,546,838

  Investment income                                            90,160
                                                            ---------
          Total additions                                   5,939,870

Deductions
  Deductions from net assets attributed to:
    Benefits paid to participants                             805,378
    Miscellaneous expenses                                     13,587
                                                             --------
          Total deductions                                    818,965

          NET INCREASE                                      5,120,905

Net assets available for benefits:
  Beginning of year                                         8,232,522
                                                          -----------
  End of year                                             $13,353,427
                                                          ===========

MESTEK, INC. RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2001 and 2000


NOTE A - DESCRIPTION OF PLAN

The following description of Mestek, Inc. Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General
-------
The Plan was established as of June 1, 1984 under Section 401(k) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan is a defined contribution plan established for the benefit of employees of Mestek, Inc. (the "Company") who are covered under regional collective bargaining agreements. Service eligibility requirements differ by division and collective bargaining agreements.

Plan Amendment
--------------
In 1999, the Plan Administrator amended the Plan, allowing Mestek, Inc. "Company Stock" to be included as an investment option. The term "Company Stock" shall include shares of Mestek, Inc. common stock and other equity securities issued by the employer that qualify as a "qualifying equity security" as defined by ERISA. Up to 100% of the assets of the Plan (or if less, the maximum percentage under ERISA) may be invested in "Company Stock".

Participant Contributions
-------------------------
Participants may elect to have up to fifteen percent of their compensation withheld, up to the maximum allowed by the Internal Revenue Code.

Participants may elect to make nondeductible voluntary contributions up to an additional ten percent of their gross earnings each year within the legal limits.

Company Contribution
--------------------
The Company contributes differing amounts depending upon the division's collective bargaining agreement. Contributions are funded on a current basis. The Company contributions are as follows:

      Division                           Agreement
      --------                           ---------
Vulcan Radiator Corp.
                       Effective June 1, 1999, employees hired prior to June 1, 1984, receive $.35/hour for the total hours worked per week.


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MESTEK, INC. RETIREMENT SAVINGS PLAN
Notes to Financial Statements - Continued
December 31, 2001 and 2000


NOTE A - DESCRIPTION OF PLAN - Continued

       Division                           Agreement
       --------                           ---------
                       Effective June 1, 1999, employees hired after May 31,1984 and before June 1, 1990, receive $.30/hour for the total hours worked per week.

                       Effective June 1, 1999, employees hired after May 31,1990 and before June 1, 1993 receive $.25/hour for the total hours worked per week.

                       Effective June 1, 1999, employees hired after June 1,1993 and before June 1, 1999 receive $.20/hour for the total hours worked per week.

                       Employee shall receive an additional $.05/hours for each hour worked after he/she reaches his 60th birthday. The first pay period will begin the month after the employee's 60th birthday.

                       Any employee with one year or more seniority who voluntarily contributes 4% or more (pre-tax) of his/her gross wages to the plan, shall be eligible for a 1% gross wages additional matching contribution from the Company.

Mestek, Inc. - Bradner
                       Effective August 1, 1991, the Company matches 25% of the elective deferral, not to exceed 6% of gross salary.

Mestek, Inc. - Wyalusing
                       Effective October 1, 1995, employees hired before
                       October 1, 1992 receive $.45/hour for each hour worked. Employees hired after October 1, 1992 and before October 1, 1995 receive $.20/hour for each hour worked. Employees hired after September 30, 1995 receive $.12/hour for each hour worked. Employees hired after September 30, 1995 shall not be eligible for participation until completing their probationary period. Upon attaining seniority status, the employee shall receive the Company's contribution back to the 30th day of work.

MESTEK, INC. RETIREMENT SAVINGS PLAN
Notes to Financial Statements - Continued
December 31, 2001 and 2000


NOTE A - DESCRIPTION OF PLAN - Continued

     Division                               Agreement
     --------                               ---------
Mestex, Inc. - Dallas
                       Effective August 1, 2000, eligible employees receive $.15/hour worked, provided such employee has completed one year of service.

                       Effective August 1, 2000, eligible employees receive a 25% matching contribution for each dollar of voluntary contributions by the employee, up to a limit of the first 6% contributed by the employee.

Mestek, Inc. - Waldron
                       Effective April 1, 1991, the Company matches 25% of the elective deferral, not to exceed 6% of gross salary.

Mestek, Inc. - Dundalk
                       Effective September 1, 1991, the Company matches 25% of the elective deferral, not to exceed 6% of gross salary.

Mestek, Inc. - Wrens
                       Effective March 1, 1995, the Company matches 25% of the elective deferral, not to exceed 6% of gross salary.

Pacific Air Balance (PABI)
                       Effective October 1, 1997, the Company matches 25% of the elective deferral, net to exceed 6% of gross salary.

Anemostat
                       Effective July 20, 2000, any employee with one year or more seniority who voluntarily contributes 4% or more (pre-tax) of his/her gross wages to the plan, shall be eligible for a 1% gross wages additional matching contribution from the Company.

Met-Coil - Iowa Precision
                       Effective November 1, 2001, employees hired after June 1, 2001, receive $1.15/hour for each hour worked per week.

MESTEK, INC. RETIREMENT SAVINGS PLAN
Notes to Financial Statements - Continued
December 31, 2001 and 2000


NOTE A - DESCRIPTION OF PLAN - Continued

Vesting
-------
All participant and Company contributions are 100 percent vested plus actual earnings thereon. Vesting in the Company matching contributions is based on the following schedule:

          Years of Service        Vested Percentage
          ----------------        -----------------
                 0                       0%
                 3                      20%
                 4                      40%
                 5                      60%
                 6                      80%
                 7                     100%

Investments
-----------
Upon enrollment in the Plan, participants may direct contributions to any combination of fund options maintained by MassMutual Life Insurance Company ("MassMutual"). All funds (except for the Investment Contract), are invested in pooled separate accounts and do not guarantee principal or rate of return. Plan participants may change their investment election at any time through MassMutual's automatic record-keeping system. The following is a description of each investment option:

The Investment Contract is invested in a group annuity contract issued by MassMutual. This fund will receive a rate of interest set by MassMutual annually (6.70% for fiscal year 2001, 6.75% for fiscal year 2000). Both the principal and interest are guaranteed by MassMutual for the duration of the contract.

The Core Equity Fund invests primarily in common stocks of large, well established companies.

The Small Company Fund invests mainly in common stocks of small, publicly traded companies that have some unique product, market position, or operating method which sets them apart.

The Balanced Fund invests in a blend of three types of assets: stocks, bonds and short-term securities (or cash).

The Intermediate Bond Fund invests mainly in investment-grade, publicly traded bonds (debt issued by the U.S. government, agencies and companies). The bonds mature over periods from 1 to 10 years.

MESTEK, INC. RETIREMENT SAVINGS PLAN
Notes to Financial Statements - Continued
December 31, 2001 and 2000


NOTE A - DESCRIPTION OF PLAN - Continued

The Indexed Equity Fund invests in stocks which will approximate, as closely as possible, the Standard & Poor's 500 Index.

The Growth Equity Fund invests primarily in equity securities of large companies with long-term growth potential.

The International Equity Fund invests at least 90% of its assets in equity securities of companies wherever located, the primary stock market of which is outside the United States with the intentions of long-term growth.

The Medium Company Growth Equity Fund invest primarily in equity securities of medium-size companies with long-term growth potential.

The Mestek Stock Fund is invested in the common stock of Mestek, Inc.

Included in investment income is interest and dividends of $406,613 and realized and unrealized net losses on investments of $316,453.

Withdrawals
-----------
Participants are allowed to withdraw certain portions of their account, as defined by the Plan, upon retirement, termination of employment, or determination of financial hardship.

Notes Receivable from Participants
----------------------------------
Participants are eligible to borrow up to 50% of their vested balance to a maximum of $50,000. Loans bear interest at market rates and are repayable over a period not to exceed five years, except if the loan is used to purchase a residency in which the loans are repayable over a 10 year period.

Payment of Benefits
-------------------
Upon termination of employment, a participant with $5,000 or more in vested benefits may receive the vested accrued benefits credited to his/her account or may elect to continue earning tax deferred interest on the vested portion of his/her savings account until retirement. A participant cannot, however, make any further contributions. Any participant with less than $5,000 receives a lump-sum cash payment.

Normal retirement date for a participant is the first day of the month following the participant's 65th birthday. Participants are allowed to defer their retirement date past the normal retirement date and contributions will continue until the participant retires.

MESTEK, INC. RETIREMENT SAVINGS PLAN
Notes to Financial Statements - Continued
December 31, 2001 and 2000


NOTE A - DESCRIPTION OF PLAN - Continued

Upon retirement, if the participant is not married, the normal form of benefit is a lump-sum cash payment. If a participant wishes he/she may elect any other option (except for an automatic joint and survivor annuity). If the participant is married, the normal form of benefit is an automatic joint and survivor annuity. Other options include a life annuity with 120 stipulated monthly payments and a full cash refund annuity.

Forfeitures
-----------
Forfeitures are held in an interest bearing holding account by the trustee. The Company may apply these amounts to any outstanding administrative costs due to the trustee.


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are the significant accounting policies followed by the Plan:

Basis of Accounting
-------------------
The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting.

Investment Valuation
--------------------
The Plan's investments are stated at fair value, except for its investment contract which is valued at contract value (see note E).

Allocations to Participants' Accounts
-------------------------------------
Amounts contributed to the Plan by the Company are credited to each participant's account on the last day of each valuation period. A participant must be employed on that date to be credited for Company contributions that period unless employment ended during the period due to retirement, disability or death.

As of each valuation date, investment income is allocated to participant accounts in proportion to the number of investment units held by each participant.

The Plan is valued on a monthly basis.

MESTEK, INC. RETIREMENT SAVINGS PLAN
Notes to Financial Statements - Continued
December 31, 2001 and 2000


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Payment of Benefits
-------------------
Benefit payments to participants are recorded upon distribution.

Expenses
--------
Administrative costs paid by the Company are not included in the accompanying financial statements.

Use of Estimates
----------------
The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.


NOTE C - TAX STATUS

Although the Plan has received a favorable determination letter dated June 16, 1995 from the Internal Revenue Service, it has not been updated for the latest plan amendments. However, the plan administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt for the year ended December 31, 2001.


NOTE D - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA and regional collective bargaining agreements. In the event of Plan termination, participants will become 100% vested in their accounts.

MESTEK, INC. RETIREMENT SAVINGS PLAN
Notes to Financial Statements - Continued
December 31, 2001 and 2000


NOTE E - INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan has an investment contract with MassMutual. MassMutual maintains the contributions in a pooled account. The account is credited with a guaranteed rate of return and is charged for Plan withdrawals and administrative expenses charged by MassMutual. The contract is included in the financial statements at contract value, which approximates fair value, as reported to the Plan by MassMutual. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses.


NOTE F - ROLLOVERS TO THE PLAN

During 2001, the Plan received rollover contributions totaling $4,355,101 from another Company sponsored plan.

SUPPLEMENTAL SCHEDULE



MESTEK, INC. RETIREMENT SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes EIN 25-0661650 PLAN #003 December 31, 2001


                               Description of Investment
                             Including Maturity Date, Rate
Identity of Issue, Borrower,    of Interest, Collateral,               Current
Lessor, or Similar Party        Par or Maturity Value        Cost       Value
---------------------------   --------------------------     ----     ---------
*MassMutual Life Insurance Company    Core equity fund        **      $1,150,781

*MassMutual Life Insurance Company    Small company fund      **         722,340

*MassMutual Life Insurance Company    Balanced fund           **         352,387

*MassMutual Life Insurance Company    Intermediate bond fund  **         504,022

*MassMutual Life Insurance Company    Indexed equity fund     **       1,647,746

*MassMutual Life Insurance Company    Growth equity fund      **         154,360

*MassMutual Life Insurance Company    International equity fund **       301,183

*MassMutual Life Insurance Company    Medium company growth
                                      equity fund             **       1,072,246

*MassMutual Life Insurance Company    Mestek stock fund       **          25,289

*MassMutual Life Insurance Company    Investment contract
                                      fund***                 **       6,648,030

 Participant Notes                    Notes receivable from
                                      participants (5.75%-10.5%)         642,174

  * Denotes party in interest to Plan
 ** Cost omitted for participant directed investments
*** Contract value

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


                We have issued our report dated May 31, 2002, accompanying the financial statements of Mestek, Inc. Retirement Savings Plan contained in the annual report on Form 11-K for the year ended December 31, 2001. We hereby consent to the incorporation by reference of said report in the Mestek, Inc. Retirement Savings Plan Registration Statement on Form S-8 (File Number 333-82067).


                                                      /s/ Grant Thornton LLP


Boston, Massachusetts
May 31, 2002









14



The accompanying notes are an integral part of the financial statements.

5



12







16